

SECURITIES 03052554 ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
NOV 26 2003

SEC FILE NUMBER
8- 35085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/02 (MM/DD/YY) AND ENDING 8/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 112th AVE NE # 350
(No. and Street)

Bellevue (City) Washington (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Ann Allen (425) 455-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenwood, Ohlund & Co. LLP
(Name – *if individual, state last, first, middle name*)

1445 NW 56th (Address) Seattle (City) WA (State) 98107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mary Ann Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Securities Corporation, as of 8/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHELLY G. CRITES
COMMISSION EXPIRES
NOTARY
PUBLIC
5-29-06
STATE OF WASHINGTON

Mary Ann Allen
Signature

President
Title

Shelly G. Crites
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~xxxxx Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS SECURITIES CORPORATION

FINANCIAL REPORT

AUGUST 31, 2003

INDEX



GREENWOOD, OHLUND & CO., LLP

Certified Public Accountants

Chris Kindness, Inc., P.C.
Al Baeskens, Inc., P.C.
David P. Skone, CPA, Inc.

Member of the American Institute of Certified Public Accountants and the Washington Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

October 29, 2003

To the Board of Directors
Abacus Securities Corporation
Bellevue, Washington

We have audited the accompanying statement of financial condition of Abacus Securities Corporation as of August 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus Securities Corporation as of August 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 2, 10, 11 and 12 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenwood, Ohlund & Co., LLP

Greenwood, Ohlund & Co., LLP

1445 N.W. 56th Street • Seattle, Washington 98107
Telephone: (206) 782-1767 • Fax: (206) 784-4506 • E-mail: mycpa@greenwoodcpa.com

ABACUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2003

ASSETS

Cash	$ 18,009
Commissions receivable	1,104
Common stock investment, at fair value	8,500
Federal income tax refund	497
Prepaid expenses	4,309
Property and equipment (Note 2)	5,616
TOTAL ASSETS	$ 38,035

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 521
Federal income tax payable - deferred	379
TOTAL LIABILITIIES	900
COMMITMENTS (Note 7)	
STOCKHOLDER'S EQUITY	
Common stock, no par value: 50,000 shares authorized, 1,000 shares issued and outstanding	4,500
Retained earnings	32,635
TOTAL STOCKHOLDER'S EQUITY	37,135
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 38,035

The accompanying notes are an integral part of this statement.

ABACUS SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED AUGUST 31, 2003

REVENUE	
Commissions - listed transactions	$ 12,997
Commissions - mutual funds	58,773
Other commissions and fees	106,462
Total revenue	178,232
EXPENSES	
Commissions	61,799
Salaries and wages	43,604
Employee benefits	11,830
Advertising	5,459
Dues and subscriptions	4,039
Regulatory fees	2,614
Equipment rent	4,115
Insurance and bond expense	2,407
Legal and accounting	4,968
Rent - office	21,363
Repairs and maintenance	897
Business and payroll taxes	7,557
Depreciation and amortization	2,733
Printing	1,338
Travel, entertainment and sales expenses	1,837
Telephone and utilities	3,065
Office expenses and postage	4,871
Other expenses	856
Total expenses	185,352
INCOME (LOSS) FROM OPERATIONS	(7,120)
OTHER INCOME (EXPENSE)	
Interest income	54
INCOME (LOSS) BEFORE INCOME TAXES	(7,066)
PROVISION FOR FEDERAL INCOME TAXES (Note 3)	(1,010)
NET INCOME (LOSS)	$ (6,056)

The accompanying notes are an integral part of this statement.

ABACUS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED AUGUST 31, 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, August 31, 2002	1,000	$ 4,500	$ 38,691	$ 43,191
Net income (loss), year ended August 31, 2003	-	-	(6,056)	(6,056)
Balance, August 31, 2003	1,000	$ 4,500	$ 32,635	$ 37,135

The accompanying notes are an integral part of this statement.

ABACUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (6,056)
Adjustments to reconcile net income (loss) to cash used in operating activities:	
Depreciation and amortization	2,733
Changes in assets and liabilities:	
Commissions receivable decrease	1,491
Federal income tax refund increase	(497)
Prepaid expenses decrease	696
Commissions payable increase	363
Federal income taxes payable decrease	(1,425)
Net Cash Used in Operating Activities	(2,695)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for equipment and furniture	(2,526)
Net Cash Used in Investing Activities	(2,526)
NET DECREASE IN CASH	(5,221)
CASH, beginning of year	23,230
CASH, end of year	$ 18,009

SUPPLEMENTAL REQUIRED INFORMATION:

The Company paid $881 in Federal income taxes during the year.

The accompanying notes are an integral part of this statement.

NOTE 1 - Summary of Significant Accounting Policies

General:

Abacus Securities Corporation ("the Company"), is a broker and dealer in securities located in Bellevue, Washington, and is a member of the National Association of Security Dealers. The Company deals primarily in mutual funds and cleared all customer individual stock and bond transactions through Clearing Services of America. Effective August 22, 2003, it began clearing all customer individual stock and bank transactions through Saxony Securities.

Cash:

Cash includes checking accounts and money market accounts.

Commissions Receivable:

An allowance for doubtful commissions receivable has not been provided, as it is management's opinion that all amounts are collectible.

Furniture, Equipment and Tenant Improvements:

Furniture, equipment and tenant improvements are stated at cost. Furniture, equipment and tenant improvements are depreciated using the straight-line method with estimated useful lives of three to seven years for financial reporting purposes, while expense elections under IRS Section 179 or estimated useful lives of 5 to 39 years are utilized for tax purposes.

Federal Income Taxes:

The Company determines income for Federal income tax purposes on the basis of cash receipts and disbursements. The Company uses the accrual method to determine income for financial reporting purposes. The Company uses MACRS depreciation for tax reporting and straight-line depreciation for financial reporting. Deferred income taxes are provided for temporary differences resulting from the recognition of income and expenses for financial reporting purposes in different periods than for tax purposes.

Advertising Costs:

Advertising costs are expensed as they are incurred.

NOTE 2 – Property and Equipment

Property and equipment are comprised of the following at August 31, 2003:

Furniture and fixtures	$	12,888
Tenant improvements		8,111
Data processing equipment		27,267
		48,266
Less accumulated depreciation		42,650
	$	5,616

NOTE 3 - Federal Income Taxes

The provision for Federal income taxes is comprised of a credit of $465 that is current and a $545 decrease in deferred taxes payable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company had net capital of $17,805, which was $12,805 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1 at August 31, 2003.

NOTE 5 - Related Party Transactions

The Company shares office space with Abacus Financial Corp., a company related through common ownership. An agreement provided for the payment to Abacus Financial Corp. of management fees for services rendered. The Company paid no fees to the affiliated company during the fiscal year. In addition, certain common expenses were allocated by management between the two affiliated companies on the basis of relative occupancy, usage and other factors.

NOTE 6 – Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 7 - Operating Leases

The Company, along with Abacus Financial Corp., leases office space under terms of a lease effective August 1997 which provided for monthly payments of approximately $3,900 through July 2002, and which was amended to renew the lease for two years commencing August 1, 2002 and provides for a one year renewal option. The lease provides for minimum monthly payments of $3,400 per month with annual increase of $1.00 per square foot. Lease expense was $21,363 for the fiscal year ended August 31, 2003.

The Company also leases a copy machine under terms of a lease that provides for twenty four monthly payments of $387 beginning August 2002. Lease expense was $3,736 for the fiscal year ended August 31, 2003. The following is a schedule by years of future minimum payments due under operating leases as of August 31, 2003:

Fiscal year ending August 31, 2004:	
Office space	$ 39,270
Copier	4,257
	$ 43,527

ADDITIONAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2003

Schedule I

ABACUS SECURITIES CORPORATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

AUGUST 31, 2003

Net Capital		
Total stockholders' equity	$	37,135
Deduct non-allowable assets:		
Commissions receivable over thirty days		(408)
Federal income tax refund		(497)
Prepaid expenses		(4,309)
Property, equipment and tenant improvements, net		(5,616)
Net capital before haircuts on securities positions		26,305
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		(8,500)
Net capital	$	17,805
Aggregate Indebtedness		
Included in statement of financial condition:		
Commissions payable	$	521
Federal income taxes payable		-
Total aggregate indebtedness	$	521
Computation of Basic Net Capital Requirement:		
Minimum net capital required:		
6-2/3% of total aggregate indebtedness	(A) $	35
Minimum dollar net capital requirement	(B) $	5,000
Greater of (A) or (B)	$	5,000
Excess net capital	$	12,805
Excess net capital at 1000%	$	17,753
Ratio of aggregate indebtedness to net capital		2.93%

The above net capital computation differs from the computation of net capital included in the FOCUS Part IIA filed by the Company as of August 31, 2003, as it was increased by a federal income tax adjustment of $ 517.

Schedule II

ABACUS SECURITIES CORPORATION

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

AUGUST 31, 2003

The Company is exempt from Rule 15c3-3 under section (k)(2)(ii), as it cleared all customer individual stock and bond transactions through Clearing Services of America on a fully disclosed basis. Effective August 22, 2003, it began clearing all customer individual stock and bond transactions through Saxony Securities.

Schedule III

ABACUS SECURITIES CORPORATION

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

AUGUST 31, 2003

The Company is exempt from Rule 15c3-3 under section (k)(2)(ii), as it cleared all customer individual stock and bond transactions through Clearing Services of America on a fully disclosed basis. Effective August 22, 2003, it began clearing all customer individual stock and bond transactions through Saxony Securities.

ABACUS SECURITIES CORPORATION
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

October 29, 2003

To the Board of Directors
Abacus Securities Corporation
Bellevue, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Abacus Securities Corporation for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Abacus Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Abacus Securities Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Abacus Securities Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and record properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Abacus Securities Corporation
October 29, 2003
page 2

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that Abacus Securities Corporation practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Greenwood, Ohlund & Co., LLP

Greenwood, Ohlund & Co., LLP
Certified Public Accountants
Seattle, Washington